SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
COMMISSION FILE NO. 1-4825
WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

WEYERHAEUSER COMPANY
A Washington Corporation
Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit
Item 4:	Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.
Weyerhaeuser Company Hourly 401(k) Plan – Number Two statements of net assets available for benefits as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan – Number Two have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN – NUMBER TWO
By:	/s/ John A. Hooper
John A. Hooper
Chairman Administrative Committee

June 23, 2009 Date

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Financial Statements
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Weyerhaeuser Company:
We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
June 23, 2009

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(Dollar amounts in thousands)

	2008	2007
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$4,370	10,335
Shares of registered investment company funds:
Vanguard 500 Index Fund	10,575	17,753
Vanguard Extended Market Index Fund	2,594	4,848
Vanguard Prime Money Market Fund	972	1,141
Vanguard Target Retirement 2005 Fund	63	71
Vanguard Target Retirement 2015 Fund	1,012	1,667
Vanguard Target Retirement 2025 Fund	700	500
Vanguard Target Retirement 2035 Fund	482	730
Vanguard Target Retirement 2045 Fund	144	155
Vanguard Target Retirement Income Fund	118	83
Vanguard Total Bond Market Index Fund	709	493
Vanguard Total International Stock Index Fund	1,265	3,557
Vanguard Wellesley Income Fund	3,045	4,134
Weyerhaeuser Stable Value Fund	13,754	15,385

Total investments	39,803	60,852
Employer contributions receivable	—	24

Net assets reflecting all investments at fair value	39,803	60,876

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	129	(41)

Net assets available for benefits	$39,932	60,835

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008
(Dollar amounts in thousands)

Additions:
Contributions:
Employer matching	$604
Participant	2,649

Total additions	3,253

Deductions:
Net investment loss from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	15,607
Benefits paid to participants	7,887

Total deductions	23,494
Net decrease prior to plan transfers	(20,241)
Plan transfers, net	(662)

Net decrease	(20,903)

Net assets available for benefits:
Beginning of year	60,835

End of year	$39,932

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following description of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan and was established November 3, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of a participating location of Weyerhaeuser Company (the Company) and its subsidiaries as listed in the Plan’s legal document is eligible to participate in the Plan.

Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest and related party transactions.

(b)	Corporate Transactions

Effective August 4, 2008, the Company sold its Containerboard Packaging and Recycling business to International Paper Company. As a result of the sale, certain Plan participants became employees of International Paper Company and, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.

Effective March 7, 2007, the Company completed a transaction combining its Fine Paper business and related assets with Domtar, Inc., forming Domtar Corporation (Domtar). Under the terms of the transaction, Company shareholders were allowed to voluntarily exchange shares of Company common stock for Domtar common stock (Domtar Stock). Domtar Stock was not available as an investment option under the Plan and no shares of Company common stock were exchanged by the Plan. In addition, as a result of the transaction, certain Plan participants became employees of Domtar on the transaction effective date. Accordingly, these participants, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.

(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions – for and against, respectively – as shares for which the trustee receives participant voting instructions.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Contributions

The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at a participant’s request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2008, the two possible Company matching levels were as follows:
(1)	The first 5% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 50%; and

(2)	The first 7% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 70%.
Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific employee group, refer to the Plan’s legal document. All employer matching contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer employer matching contributions at any time.

Performance share contributions under the Plan, if any, are determined annually by the Weyerhaeuser Company Board of Directors (the Board) in its sole and absolute discretion. Generally, such performance share contributions are based on measures established by the Board for this purpose and are stated as a percentage of eligible participants’ eligible pay. Performance share contributions (if any) are made to specified groups of hourly employees as provided in the Plan’s legal document. Performance share contribution levels declared by the Board may vary by business division and contributions are funded subsequent to the plan year end. Performance share contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer performance share contributions at any time. There were no performance share contributions for the year ended December 31, 2008.

(e)	Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and employer contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(f)	Vesting

Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s retirement plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

Employees who are eligible to participate in the Plan vest in their employer matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100
Effective December 31, 2005, all employees who were eligible to participate in the Weyerhaeuser Company Performance Share Plan (the Performance Share Plan) on such date, and all other participants in the Performance Share Plan who had a balance in the Performance Share Plan as of such date, are 100% vested in their performance share contribution accounts. Employees who first become participants after December 31, 2005 fully vest in any performance share contributions and earnings thereon upon six years of vesting service according to the foregoing vesting schedule.

If a participant is not fully vested in his/her matching and/or performance share contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her matching and/or performance share contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2008, approximately $7,000 of forfeitures were used to reduce employer contributions. There were approximately $2,000 and $7,000 of unallocated forfeitures as of December 31, 2008 and 2007, respectively.

(g)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the fourteen investment options listed below:
Weyerhaeuser Company Stock Fund
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
Vanguard 500 Index Fund

Vanguard Extended Market Index Fund

Vanguard Prime Money Market Fund

Vanguard Target Retirement 2005 Fund

Vanguard Target Retirement 2015 Fund

Vanguard Target Retirement 2025 Fund

Vanguard Target Retirement 2035 Fund

Vanguard Target Retirement 2045 Fund

Vanguard Target Retirement Income Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Wellesley Income Fund

Weyerhaeuser Stable Value Fund
Participants may reallocate on a daily basis their accounts related to participant contributions and accounts related to employer contributions among the investment options offered by the Plan that the participants have selected.

(h)	Valuation Frequency

Account balances are valued on a daily basis.

(i)	Payment of Benefits

Participant contributions and amounts in the participant’s rollover portion of the account may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59 1/2. The participant’s vested interest in his or her employer matching contribution, performance share contribution and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59 1/2. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less receive a distribution of their entire interest in the Plan at the time of termination. Terminated participants with balance less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless the participants elect otherwise. The nonvested portions of the participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

Notes to Financial Statements

December 31, 2008 and 2007
(j)	Expenses of the Plan

The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes, and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment loss in the statement of changes in net assets available for benefits.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See also Note 6.

(b)	Participation in the Master Trust and Unit Accounting

All of the Plan’s investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. As of December 31, 2008 and 2007, the Master Trust holds assets of four 401(k) plans of the Company. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 7 for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Loss from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
appreciation or depreciation in fair value of investments. Total investment income (loss) of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(d)	Risks and Uncertainties

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Impact of New Accounting Standards and Interpretation

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

SFAS No. 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy consists of the following three levels:
•	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
•	Level 2 – Inputs are:
–	quoted prices for similar assets or liabilities in an active market;

–	quoted prices for identical or similar assets or liabilities in markets that are not active;

–	inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs which are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The adoption of SFAS No. 157 effective January 1, 2008 resulted in additional disclosures regarding fair value measurements in “Note 7: Interest in Master Trust”. It did not have a material effect on the statement of net assets available for benefits or statement of changes in net assets available for benefits.
(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5)	Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of the participants changing employment within the Company and the related changes in their eligibility status.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(6)	Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $4.5 million and $374.5 million, respectively, as of December 31, 2008. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $(2.7) million and $357.9 million, respectively, as of December 31, 2007.

The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2008 and 2007 was 3.3% and 4.7%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2008 and 2007 was 3.1% and 4.6%, respectively.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Interest in Master Trust
(a)	Values of Investments Held by the Master Trust

At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 2%. The following table presents the values of investments held by the Master Trust as of December 31, 2008 and 2007:

	December 31
	2008	2007
	(Dollar amounts in thousands)
Investments:
Investments in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $2,029 and $1,669, respectively	$213,849	473,264
Vanguard 500 Index Fund	392,469	760,117
Vanguard Extended Market Index Fund	140,899	292,429
Vanguard Prime Money Market Fund	68,969	77,543
Vanguard Target Retirement 2005 Fund	11,305	22,402
Vanguard Target Retirement 2015 Fund	57,917	91,134
Vanguard Target Retirement 2025 Fund	38,161	56,678
Vanguard Target Retirement 2035 Fund	19,492	30,135
Vanguard Target Retirement 2045 Fund	12,390	19,245
Vanguard Target Retirement Income Fund	6,252	6,512
Vanguard Total Bond Market Index Fund	87,160	77,650
Vanguard Total International Stock Index Fund	104,420	263,162
Vanguard Wellesley Income Fund	217,986	316,549
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	42,945	69,823
Synthetic guaranteed investment contracts:
Common commingled trust funds	370,008	360,585
Wrapper contracts	228	—
Vanguard Prime Money Market Fund	28,841	56,818
Pending trades and other	(614)	(1,008)
Participant loans	—	36

Total investment at fair value	1,812,677	2,973,074

Adjustment from fair value to contract value for fully benefit–responsive investment contracts	4,126	(1,283)

Total investments	$1,816,803	2,971,791

(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any). Participant loans are valued at cost.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Master Trust as of December 31, 2008 is provided in the following table:

Fair Value Measurements for Master Trust at Decmeber 31, 2008
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,157,420	—	—	1,157,420
Weyerhaeuser Company Stock Fund	—	213,849	—	213,849
Weyerhaeuser Stable Value Fund	28,841	412,567	—	441,408

Totals	$1,186,261	626,416	—	1,812,677

(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
(c)	Investment Income (Loss) of the Master Trust

The following table presents the investment income (loss) of the Master Trust for the year ended December 31, 2008:

For the
year ended
December 31,
2008
(Dollar amounts
in thousands)
Investment income (loss):
Net depreciation in fair value of investments:
Weyerhaeuser Company Stock Fund	$(283,060)
Vanguard 500 Index Fund	(266,951)
Vanguard Extended Market Index Fund	(102,300)
Vanguard Target Retirement 2005 Fund	(3,481)
Vanguard Target Retirement 2015 Fund	(22,739)
Vanguard Target Retirement 2025 Fund	(18,565)
Vanguard Target Retirement 2035 Fund	(11,135)
Vanguard Target Retirement 2045 Fund	(6,863)
Vanguard Target Retirement Income Fund	(1,266)
Vanguard Total Bond Market Index Fund	(192)
Vanguard Total International Stock Index Fund	(104,159)
Vanguard Wellesley Income Fund	(45,420)
Dividend income	62,501
Interest income	20,145

Net investment loss	$(783,485)

(8)	Subsequent Events
(a)	Plan Amendments

During 2009 and 2008, the Plan was amended as follows:
i)	Maximum Participant Deferral Contribution Percentage

Effective January 1, 2009, the maximum allowable deferral contribution percentage under the Plan changed from 100% to 75% of eligible pay, subject to certain limitations imposed under the IRC.

ii)	Qualified Default Investment Alternative

Effective January 1, 2009, if a Plan participant does not specify the investment fund in which to invest their deferral and/or rollover contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Fund closest to the participant’s retirement age, assuming a retirement age of 65.
(Continued)

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Notes to Financial Statements
December 31, 2008 and 2007
iii)	Eligible Pay for Contributions

Prior to January 1, 2009, eligible pay for purposes of calculating contributions to the Plan was defined as base pay for certain groups of participants as stated in the plan document. Effective January 1, 2009, the Plan’s definition of eligible pay is expanded to include regular compensation paid to the employee for services during the employee’s regular working hours, and compensation for services outside the employee’s regular working hours (such as overtime, shift differential, and hourly employee premiums), short term disability pay, holiday, vacation or other similar payments. As a result, most types of pay earned for performing job duties are recognized for purposes of calculating deferral and employer matching contributions.

iv)	Automatic Enrollment

Effective January 1, 2009, all eligible employees hired or rehired on or after January 1, 2009 are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year until the maximum percentage of 7% of pay is reached, unless the employees elect otherwise. Employees may opt out within 60 days from the enrollment kit mailing date and may end Plan participation at any time.
(b)	Additional Investment Options

Effective January 1, 2009, the following five additional Vanguard Target Retirement Funds are added to the investment fund options:
Vanguard Target Retirement 2010 Fund

Vanguard Target Retirement 2020 Fund

Vanguard Target Retirement 2030 Fund

Vanguard Target Retirement 2040 Fund

Vanguard Target Retirement 2050 Fund